TESCO

Press release....

Tuesday 19th June 2007

TESCO PLC

FIRST QUARTER TRADING STATEMENT

GROUP SALES GROW BY 10.0%

Chief Executive, Terry Leahy commented:

"We've made a good start to the year across the group. International is delivering particularly strong growth; pushing on well with both new store development and the integration of the stores we acquired last year - and our plans to open in the United States later this year are well on track. The UK has made solid progress in the first quarter with good growth in our core food categories and further investment in improving our offer for customers - including last week's announcement of £270 million of price cuts."

GROUP SALES

Group sales for the thirteen weeks ending 26th May 2007 increased by 10.0%, driven by all four parts of our strategy. Our expanding international operations have delivered a strong start to the year, the core UK business has shown solid growth, our non-food ranges - helped by the launch of Tesco Direct - have performed well in more challenging markets and our retailing services are continuing to attract new customers.

STRONG INTERNATIONAL PERFORMANCE

International sales were up 24.6% at constant exchange rates and by 22.4% at actual rates. This included a particularly strong performance in Asia, where sales grew by 32% at constant rates, benefiting for the first time from the consolidation of our operations in China. We are on track to deliver a substantial programme of new store openings this year, which will provide more than 7 million square feet of new selling space in International. At the same time, the conversion of the acquired Leader Price stores in Poland and the Makro business in Malaysia is going well.

SOLID GROWTH IN UK BUSINESS

We have made a solid start to the year in the UK, with total sales excluding petrol growing by 8.0%. On the same basis, like-for-like sales for the quarter increased by 4.7% - with inflation of 1.8%, driven by higher market prices for commodities and seasonal fresh foods. Although food category performance has been strong, our rate of growth in non-food has eased in more subdued markets. Net new stores, excluding petrol, contributed 3.3%. Including petrol, like-for-like sales grew by 3.4% and total sales grew by 6.3%.

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FINANCIAL POSITION*

Operationally the business is performing according to plan with sufficient financing in place to achieve planned growth. Both cash flow and capital expenditure are in line with budget and we are on track to achieve our store opening targets.

RECENT DEVELOPMENTS*

In line with our Preliminary Announcement of 17th April 2007, our share buy-back programme continues to return value to shareholders. A further £204m worth of shares have been repurchased since the February 2007 year end, bringing the total value repurchased through the current programme to £586m.

On 21st March 2007, Tesco announced the formation of a property joint venture with The British Land Company PLC and sold assets to the joint venture with a fair value of approximately £650m and a net book value of approximately £350m.

Contacts:-

Investor Relations:	Steve Webb	01992 644 800
Press:	Jonathan Church	01992 646 606
	Angus Maitland	020 7379 5151

* These additional disclosures form our Interim Management Statement which has been included as part of our adoption of the Transparency Directive. This is being implemented in the UK through provisions in the Companies Bill and FSA rules. The aim of this Directive is to enhance transparency on EU capital markets by establishing rules for the disclosure of periodic financial reports and of major shareholdings for companies whose securities are admitted to trading on a regulated market in the EU.

Regulatory Announcement

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RECEIVED

2007 JUN 25 A 6:01

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	16:43 14-Jun-07
Number	4001Y

SUPPL

14 June 2007

Tesco PLC

Transaction in Own Shares

Tesco PLC announces that, on 14 June 2007, it purchased from Shore Capital Stockbrokers Limited 400,000 ordinary shares at an average price of 450.6451 pence per share. The purchased shares will be cancelled.

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